Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Shawn A. Hendricks

(215) 564-8778

shendricks@stradley.com

August 21, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Mark Cowan

Re:       Strategy Shares (“Registrant”)
File Nos. 333-170750; 811-22497

Dear Mr. Cowan:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on July 17, 2024 with regard to Post-Effective Amendment No. 124 under the Securities Act of 1933, as amended, and Amendment No. 127 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-24-002921), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2024 (the “Amendment”), relating to the registration of Eventide High Dividend ETF, a series of the Registrant (the “Fund”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Philadelphia | Washington | New York | Chicago

Mr. Mark Cowan

U.S. Securities and Exchange Commission

August 21, 2024

General

1.	Comment: Please update the series/class identifier with the Fund’s ticker symbol if not done already.

Response:	The Registrant has made the requested update.

Prospectus

Fee Table

2.	Comment: Since this a new Fund, please include a footnote that expenses are estimated for the current fiscal year.

Response:	The Registrant has revised the fee table accordingly.

3.	Comment: Being that the Fund’s management fee is structured as a unified fee, as disclosed elsewhere in the Registration Statement, please consider adding a footnote explaining the unified fee structure.

Response:	The Registrant has revised the fee table accordingly.

Principal Investment Strategies

4.	Comment: Please consider noting that the Fund is going to concentrate in the energy and utilities industry after the sentence that references the types of sectors the Fund may generally invest in.

Response:	The Registrant has revised the disclosure as requested.

5.	Comment: The disclosure states that the Fund will invest primarily in large-capitalization companies. Please provide the cap range of the Underlying Index as of a reasonable date.

Response:	The Registrant has revised the disclosure as requested.

6.	Comment: The disclosure states that the Fund may invest in money market funds. Please confirm that AFFE is less than 1 basis point or otherwise please add a line item in the fee table.

Response:	The Registrant has revised the fee table to add a line item for AFFE.

Mr. Mark Cowan

U.S. Securities and Exchange Commission

August 21, 2024

7.	Comment: With respect to the Fund’s “Values-Based Screening,” there should be disclosure describing the due diligence practices in applying the screening criteria to portfolio companies (i.e., does it perform its own independent analysis of issuers or does it rely exclusively on third-party data). Such due diligence could include directly engaging with portfolio companies to better understand their values-based risks and practices, reviewing third-party scoring information or data sources and/or conducting research using other types of information from either the Fund or an outside source.

Response:	The Registrant has added disclosure to the Fund’s Principal Investment Strategies to clarify that the fundamental research process includes the application of screening criteria. The new disclosure describes the range of qualitative and quantitative information that can inform investment decisions, including values-based data obtained from third parties and used by the Registrant as an input to the investment decision-making process rather than serving as the determinative factor in investment decisions. The Registrant’s ability to engage with issuers to discuss values-based considerations is addressed in existing disclosure under Principal Investment Risks – Ethical Investment Risk and in new disclosure added in response to Comment 9 below.

8.	Comment: With respect to the Fund’s “Values-Based Screening,” if the Fund intends to use scores from multiple third-party data/scoring providers to select investments, please identify the providers that the Fund intends to use as the primary providers if the Fund intends to use multiple third-party providers. Please also briefly summarize each provider’s criteria/methodology in the principal investment strategies. In addition, please consider any related principal risks to the Fund’s use of third-party data providers since the criteria used by providers can differ significantly.

Response:	The Registrant confirms that the Fund does not use scores to select investments. The Adviser typically obtains values-based data from multiple third-party providers, which the Adviser changes from time to time based on research needs and industry developments; therefore, there is no static criteria/methodology utilized from third-party providers. The information obtained includes qualitative and quantitative data that can inform the Adviser’s investment decisions, such as company reports, news and research offered by third parties. This information can reflect a company’s financial and competitive position, risks, and business reputation and ethical standing in the marketplace. The Registrant has added new disclosure to the Item 9 Principal Investment Strategies regarding such third-party information obtained, as well as to clarify that it cannot guarantee the accuracy of third-party information used for investment research purposes

Mr. Mark Cowan

U.S. Securities and Exchange Commission

August 21, 2024

and that it uses a combination of research methods and sources to inform investment decisions.

9.	Comment: The disclosure states: “[s]ecurities are generally ineligible within the Fund’s portfolio unless Eventide believes that the values-based screens are met.” Please provide the exceptions for “generally” or delete.

Response:	The Registrant has revised the Fund’s disclosures as requested. The new disclosure references an exception process wherein the Fund may continue holding securities while it performs additional research to assess events and/or business changes indicating that a portfolio company may no longer meet the Fund’s values-based screens.

10.	Comment: If true, please state whether an investment can be made in a company that scores poorly on values-based factors if it scores strongly on other non-values-based factors that are considered, such as financial factors.

Response:	The existing disclosure notes that the Fund’s Values-Based Screening process “does not apply relative weights between values-based factors and financial factors” and that “securities are generally ineligible within the Fund’s portfolio unless Eventide believes that the values-based screens are met” (subject to the new disclosure in Comment #9 above regarding a research exception process). The Registrant believes that this disclosure, taken together and in context with other disclosure, communicates to investors that values-based research and screening criteria determines the Fund’s “eligible investment universe” regardless of non-values-based factors such as financial factors.

Principal Investment Risks

11.	Comment: The Principal Risks are listed alphabetically. Please consider the SEC Staff’s request that the Principal Risks be listed in order of importance.

Response:	The Registrant has given the Staff’s position thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the interest rate environment, international warfare, and global, geopolitical risk demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors and that alphabetical order can help investors more easily locate relevant risk disclosures.

Mr. Mark Cowan

U.S. Securities and Exchange Commission

August 21, 2024

12.	Comment: With respect to “ETF Structures Risk - Market Price Variance Risk,” at the end of the first paragraph, please add that bid/ask spreads may widen. Please also add this to every bullet point except the second bullet point.

Response:	The Registrant has revised the Fund’s disclosures as requested.

Performance

13.	Comment: Please supplementally identify the broad-based securities index that the Fund will utilize.

Response:	The Fund will use the Bloomberg US 3000 Equal Weight Total Return Index as its broad-based benchmark.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

14.	Comment: The Item 9 Principal Investment Strategy disclosure is the same as the principal investment strategy disclosure in the summary prospectus. Provide more detailed disclosure in response to Item 9.

Response:	As noted in Comment #8 above, the Registrant has added additional disclosure regarding its proprietary values-based screening methodology to the Item 9 Principal Investment Strategy disclosure.

15.	Comment: The lead-in to the PRINCIPAL INVESTMENT RISKS states: “The following chart summarizes the principal and non-principal risks of the Fund.” Please consider replacing “summarizes” with “identifies,” as the Item 9 section should not be a summary.

Response:	The Registrant has revised the disclosure as requested.

16.	Comment: The following risks are identified as principal risks in the Item 9 section but not in the Item 4 section: (i) Financial Markets Regulatory Risk; (ii) Issuer Specific Risk; (iii) Litigation Risk; (iv) Non-correlation Risk; (v) Regulatory Risk. Please reconcile the discrepancies.

Response:	The Registrant has revised the disclosure as requested.

Mr. Mark Cowan

U.S. Securities and Exchange Commission

August 21, 2024

17.	Comment: The Staff notes that “Cybersecurity” is listed as an “Additional Investment Risk.” Please consider including Cybersecurity as a non-principal risk. Otherwise, please explain the difference between an additional or non-principal risk.

Response:	The Registrant has revised the Fund’s disclosures as requested and moved Cybersecurity to the non-principal risk section.

Statement of Additional Information

18.	Comment: Please confirm whether LIBOR Replacement Risk is still applicable. If so, please supplementally disclose what the Fund’s LIBOR exposure will be. Otherwise, please delete the disclosure.

Response:	The Registrant has deleted the LIBOR Replacement Risk.

19.	Comment: Under “INVESTMENT RESTRICTIONS,” you reference 1940 Act definitions. Please cite the applicable parts of the 1940 Act.

Response:	The Registrant has revised the Fund’s disclosures as requested.

20.	Comment: The principal investment strategy includes an 80% policy related to the Fund’s name. Please include the policy under “NON-FUNDAMENTAL INVESTMENT RESTRICTIONS.”

Response:	The Registrant has revised the Fund’s disclosures as requested.

21.	Comment: With respect to “VOTING PROXIES OF FUND PORTFOLIO SECURITIES,” since the Fund is using its “Values-Based Screening,” please disclose how the Fund will approach relevant values-based proxy issues for its portfolio companies. Alternatively, the Fund should explain in correspondence why such disclosure is not required.

Response:	The Registrant has revised the disclosure as requested to clarify that the Fund performs proxy voting in the best interest of the Fund, consistent with the ethical principles described in the Fund’s prospectus pursuant to proxy voting policies and procedures reflecting the values-based screening criteria.

Separately, the Adviser’s proxy voting policy, located at Appendix 2 of the Registration Statement, specifies the following: “Consistency with Ethical Screening Criteria. Maintaining consistency with our ethical criteria is a requirement for ongoing investments in companies. We believe it is consistent with our fiduciary duties to encourage alignment of corporate actions with our ethical criteria for companies.”

Mr. Mark Cowan

U.S. Securities and Exchange Commission

August 21, 2024

Part C

22.	Comment: The staff reminds the Fund that pursuant to Rule 12d1-4, executed fund of funds investment agreements between the acquiring fund and all acquired funds must be filed as an exhibit to the registration statement. Under Rule 12d1-4, the Commission has deemed these agreements to be material contracts. See Adopting Release (https://www.sec.gov/rules/final/2020/33-10871.pdf). With respect to “Form of” agreements, the Staff believes that since fund of funds investment agreements are material contracts tailored to specific arrangements, a “form of” fund of funds investment agreement is not sufficient for filing purposes. See adopting release nn.350-352 and accompanying paragraph.

Response:	The Registrant acknowledges the Staff’s comment. The Fund has not executed any fund of funds investment agreements under Rule 12d1-4.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Michael O’Hare at (215) 564-8198.

Very truly yours,

/s/ Shawn A. Hendricks

Shawn A. Hendricks